Exhibit 1
PERION ANNOUNCES FOURTH QUARTER AND YEAR END 2011 RESULTS

TEL AVIV, ISRAEL – March 6, 2012 – Perion Network Ltd. (NASDAQ: PERI), a digital media company that helps make the everyday life of second wave adopters easier and more enjoyable, today announced results for the fourth quarter and year ended December 31, 2011, including consolidated Smilebox results for the first time.

2011 non-GAAP Financial Highlights Include:

•	Revenues increased 25% year-over-year to $37.0 million;

•	Premium subscriptions and advertising revenues together increased 72% year-over-year to $11.5 million;

•	Net income totaled $8.3 million, down from $9.8 million in 2010; this figure is net of a $6.2 million increase in customer acquisition costs;

•	GAAP Cash flow from operations totaled $7.0 million; end of year cash balance totaled $11.3 million.

2011 Fourth Quarter non-GAAP Financial Highlights Include:

•	Revenues increased 45% year-over-year to $11.3 million;

•	Premium subscriptions and advertising revenues increased 172% year-over-year to $4.8 million, accounting for 43% of revenues;

•	Net income totaled $1.6 million, down $0.6 million compared to 2010, resulting from a $2.6 million increase in customer acquisition costs focused on future growth.

2011 Operating Metrics:

•	Total downloads in 2011 were 15.4 million, compared to 13.6 million in 2010; in the fourth quarter of 2011 total downloads were 6.4 million, compared to 4.1 million in the same quarter of 2010;

•	Installed base was 12.3 million at the end of 2011, increasing 31% from the end of 2010;

•	Premium subscribers increased to over 400,000 in the fourth quarter of 2011, increasing 149% from the fourth quarter of 2010.

2011 Highlights:

•	Successful acquisition and integration of Smilebox; turned cash flow positive in the first quarter following the acquisition;

•	Broadened product portfolio with the launch of PhotoJoy and Fixie;

•	Launched Facebook integration into IncrediMail and surpassed 1.5 million users;

•	Successful mobile and tablet initiatives with the launch of PhotoJoy for the iPad and Smilebox mobile, which already has over 400,000 users.

“We are extremely pleased with the strong results of 2011, particularly our achievements in the fourth quarter, which were driven by the successful integration of Smilebox, solid growth of our existing IncrediMail business and improved efficiencies in the customer acquisition effort,” commented Josef Mandelbaum, Perion’s CEO.

“By adding new products to the Perion platform and extending new offerings from the desktop to mobile devices, we have positioned ourselves to be a leader in our growing target market, servicing second wave adopters, in particular baby boomers. Looking ahead, we are confident that the foundation set in 2011, and our plans for the coming year, will enable us to achieve our 2012 guidance” Mr. Mandelbaum concluded.

Non-GAAP Financial Comparison for the Fourth Quarter and Year of 2011:

Revenue: 2011 revenue reached a record $37.0 million, primarily as a result of the consolidation of Smilebox revenues and growth in other revenues derived from our IncrediMail product.  In the fourth quarter of 2011, revenue was a record $11.3 million, up 45% compared to the same period last year. The year to date increase is a result of growth in all our revenue streams, led by 116% growth in advertising revenues, 61% growth in product sales and 12% growth in search generated revenues.

Gross Profits: Gross profit in 2011 was $34.5 million, up 24% from $27.9 million in 2010.  In the fourth quarter of 2011 gross profits reached $10.2 million, increasing 39% compared to the same quarter in 2010.  With the incorporation of revenues and the premium content licensing costs of our Smilebox product, the gross profit margin remained very healthy at 93% in 2011, compared to 95%  in 2010.

Customer Acquisition Costs (“CAC”):  In 2011, we invested $8.0 million in CAC, compared to only $1.8 million in 2010.  In the fourth quarter of 2011 alone we invested $3.1 million, most of which will generate revenues in 2012.

EBITDA: In 2011, EBITDA was $9.7 million, compared to $13.4 million in 2010.  The decrease in EBITDA was about half the increase in CAC, as we invested our profits to achieve accelerated growth in 2012.

Net Income: In 2011, net income was $8.3 million or $0.83 per share, as compared to $9.8 million, or $0.99 per share in 2010.  In the fourth quarter of 2011, net income was $1.6 million or $0.16 per share, compared to $2.2 million, or $0.22 per share in the fourth quarter of 2010.  The decrease was primarily attributable to the increased investment in CAC with the customary delay in subsequent revenues, and was partially offset by the increase in revenues from advertising and search.

Cash Flow from Operations: In 2011, cash flow from operations was $7.0 million compared to $9.8 million in 2010.  This was largely due to the aforementioned lower net income which was due primarily to investments in CAC which had increased $6.2 million.

Conference Call
Perion will host a conference call to discuss the results today, March 6th at 10:00 AM EST (17:00 PM Israel Time). To listen to the call please visit the Investor Relations section of Perion’s website at www.perion.com/events-presentations. Click on the link provided for the webcast, or dial 1-(866)-744-5399. Callers from Israel may access the call by dialing (03) 918-0685.  The webcast will be archived on the company’s website for seven days.

About Perion Network Ltd.,
Founded in 2000, Perion (NASDAQ: PERI) is a digital media company that provides products and services to consumers to help make their everyday life simpler and more enjoyable.  Focusing on an underserved market of second wave adopters who value their time online, Perion offers a growing portfolio of easy-to-use products.  The Company’s products include: IncrediMail Premium, an award winning e-mail product sold in over 100 countries in 8 different languages; Smilebox, a leading photo sharing and social expression product and service that lets customers quickly turn life’s moments into digital creations to share and connect with friends and family in a fun and personal way; PhotoJoy, a photo discovery and sharing screensaver & wallpaper product; and Fixie a PC optimization product.  For more information on Perion visit www.perion.com.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, one time compensation expenses, non-recurring tax benefits. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2010. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
ir@perion.com

Source: Perion Network

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars (except per share data) in thousands, unaudited

	Quarter ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Revenues:
Search	$6,458	$6,028	$25,466	$22,792
Product	4,209	1,271	8,724	5,404
Other	609	500	2,816	1,301
Total revenues	$11,276	$7,799	$37,006	$29,497
Gross Profit	$10,215	$7,347	$34,499	$27,891
Operating Income	$1,161	$2,786	$8,938	$12,686
Net Income	$1,598	$2,179	$8,269	$9,776
Diluted EPS	$0.16	$0.22	$0.83	$0.99

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and number of shares in thousands (except per share data)

	Quarter ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	unaudited	unaudited	unaudited
Revenues:
Search	$6,458	$6,028	$25,466	$22,792
Product	3,236	1,271	7,191	5,404
Other	609	500	2,816	1,301
Total revenues	10,303	7,799	35,473	29,497
Cost of revenues	1,311	452	2,840	1,606
Gross profit	8,992	7,347	32,633	27,891
Operating expenses:
Research and development	2,386	1,712	7,453	6,607
Selling and marketing	2,494	1,071	4,971	3,462
Customer acquisition costs	3,071	460	8,013	1,782
General and administrative	1,665	1,681	7,649	4,741
Total operating expenses	9,616	4,924	28,086	16,592
Operating income (loss)	(624)	2,423	4,547	11,299
Financial income, net	1,059	47	1,293	322
Income before taxes on income	435	2,470	5,840	11,621
Taxes on income	243	654	172	3,232
Net income	$192	$1,816	$5,668	$8,389

Basic earnings per share	$0.02	$0.19	$0.58	$0.87
Diluted earnings per share	$0.02	$0.18	$0.57	$0.85

Basic weighted number of shares	9,914	9,690	9,796	9,622
Diluted weighted number of shares	9,958	9,971	10,002	9,832

PERION NETWORK LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended December 31,		Year ended December 31,
	2011	2010	2011	2010
GAAP revenues	$10,303	$7,799	$35,473	$29,497
Valuation adjustment on acquired deferred product revenues	973	-	1,533	-
Non-GAAP revenues	$11,276	$7,799	$37,006	$29,497

GAAP gross profit	$8,992	$7,347	$32,633	$27,891
Valuation adjustment on acquired deferred product revenues	973	-	1,533	-
Amortization of acquired intangible assets	250	-	333	-
Non-GAAP gross profit	$10,215	$7,347	$34,499	$27,891

GAAP operating expenses	$9,616	$4,924	$28,086	$16,592
Acquisition related expenses	39	-	1,069	-
Share based compensation	268	187	1,183	761
One time compensation expenses	-	176	-	626
Amortization of acquired intangible assets	255	-	323	-
Other	-	-	(50)	-
Non-GAAP operating expenses	$9,054	$4,561	$25,561	$15,205

GAAP operating income (loss)	$(624)	$2,423	$4,547	$11,299
Valuation adjustment on acquired deferred product revenues	973	-	1,533	-
Acquisition related expenses	39	-	1,069	-
Share based compensation	268	187	1,183	761
One time compensation expenses	-	176	-	626
Amortization of acquired intangible assets	505	-	656	-
Other		-	(50)	-
Operating income adjustments	1,785	363	4,391	1,387
Non-GAAP operating income	$1, 161	$2,786	$8,938	$12,686

GAAP Net income	$192	$1,816	$5,668	$8,389
Operating income adjustments	1,785	363	4,391	1,387
Non-recurring tax benefits	(379)	-	(1,790)	-
Non-GAAP net income	$1,598	$2,179	$8,269	$9,776

GAAP diluted earnings per share	$0.02	$0.18	$0.57	$0.85
Non-GAAP diluted earnings per share	$0.16	$0.22	$0.83	$0.99
Shares used in computing US GAAP diluted earnings per share	9,958	9,971	10,002	9,832
Shares used in computing Non-GAAP diluted earnings per share	9,958	9,971	10,002	9,832

Non-GAAP net income	$1,598	$2,179	$8,269	$9,776
Income tax expense	(243)	654	172	3,232
Non-recurring tax benefits	379	-	1,790	-
Interest expense (income), net	(1,059)	(47)	(1,293)	(322)
Depreciation and amortization	48	152	732	739
Non-GAAP EBITDA	$1,209	$2,938	$9,670	$13,425

PERION NETWORK LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,	December 31,
	2011	2010
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,260	$16,055
Marketable securities	-	14,973
Trade receivables	3,265	2,795
Other receivables and prepaid expenses	6,085	4,485
Total current assets	20,610	38,308
LONG-TERM ASSETS:
Severance pay fund	484	877
Property and equipment, net	1,300	1,381
Other intangible assets, net	6,606	202
Goodwill	24,753	-
Other assets	777	580
Total long-term assets	33,920	3,040
Total assets	$54,530	$41,348

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,207	$1,831
Deferred revenues	4,280	2,204
Payment obligation related to acquisition	6,574	-
Accrued expenses and other liabilities	6,588	6,206
Total current liabilities	20,649	10,241
LONG-TERM LIABILITIES:
Deferred revenues	1,120	1,576
Accrued severance pay	946	1,379
Total long-term liabilities	2,066	2,955

SHAREHOLDERS' EQUITY
Shares authorized: 15,000,000 and 40,000,000 and Shares issued and outstanding: 9,916,194 and 9,701,750 as of December 31, 2011 and 2010, respectively;	31,815	28,152
Total liabilities and shareholders' equity	$54,530	$41,348

PERION NETWORK LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010
	unaudited
Cash flows from operating activities:
Net income	$5,668	$8,389
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,388	739
Stock based compensation expense	1,183	761
Accretion of payment obligation related to acquisition	100	-
Excess tax benefit from share-based payment arrangements	-	(209)
Amortization of premium and accrued interest on marketable securities	(16)	42
Loss (gain) from marketable securities, net	100	(108)
Deferred taxes, net	(1,136)	(385)
Accrued severance pay, net	(40)	216
Net changes in operating assets and liabilities:
Trade receivables	(383)	(475)
Other receivables and prepaid expenses	(726)	544
Other long-term assets	60	17
Trade payables	108	374
Deferred revenues	998	(106)
Accrued expenses and other liabilities	(266)	(25)
Other	-	9
Net cash provided by operating activities	7,038	9,783
Cash flows from investing activities:
Purchase of property and equipment	(316)	(246)
Proceeds from sale of property and equipment	-	12
Long term restricted deposit	90	-
Capitalization of software development and content costs	(829)	(180)
Acquisition of subsidiary, net of acquired cash	(21,712)	-
Proceeds from sales of marketable securities	26,704	10,745
Investment in marketable securities	(11,915)	(20,534)
Net cash used in investing activities	(7,978)	(10,203)
Cash flows from financing activities:
Exercise of share options	30	375
Excess tax benefit from share-based payment arrangements	-	209
Dividend paid	(3,885)	(8,477)
Net cash used in financing activities	(3,855)	(7,893)
Decrease in cash and cash equivalents	(4,795)	(8,313)
Cash and cash equivalents at beginning of year	16,055	24,368
Cash and cash equivalents at end of year	$11,260	$16,055